FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	January 9, 2018
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Provides Review of 2017 Exploration Program and Plans for 2018

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce a year-end review of its 2017 exploration program and plans for its 2018 exploration program.

2017 HIGHLIGHTS

•	Completed over 156,500 metres of diamond drilling consisting of 807 holes, a new Company record, across the six operating mines and the Plomosas silver project

•	New discovery at Ermitaño West near the Santa Elena Silver/Gold mine:

–	EW-16-09 intersected 3.0 g/t gold and 50 g/t silver over 37.0 metres (est. true width)

–	EW-16-06 intersected 4.7 g/t gold and 277 g/t silver over 12.9 metres (est. true width)

•	New discoveries and relevant extensions at:

–	Santa Elena - Main Vein extension to the west

–	La Encantada - new La Fe replacement ore body discovery

–	La Parrilla - discovery of the Cerro de Santiago vein parallel to Rosario

–	Del Toro - Santa Teresa vein south extension continues

–	San Martin - Hedionda vein extension continues

–	La Guitarra -Nazareno north-west extension and Nazareno de Ancas finding

–	Plomosas - Plomosas vein extension and finding of a new stockwork system

•	Advanced optimization program designed to improve metallurgical recoveries with concentrate cleaning upgrades across all processing plants

•	An initial resource estimate for the Plomosas silver project expected to be released by the end of 2018 with over 17,500 metres drilled in 2017 and an estimated 22,000 metres planned in 2018

•	Updated Mineral Reserve and Resource estimates across all mines being prepared now and scheduled for release by end of Q1 2018

Keith Neumeyer, CEO and President, states: “2017 was an exceptional year for exploration and technological innovations. Across seven of our assets, we had up to 24 active rigs and drilled over 156,500 metres resulting in a new exploration record for First Majestic. The Company is now working diligently to incorporate these successful results into an updated Reserve and Resource estimate which is expected to be released by the end of the first quarter of 2018. Our two major discoveries for 2017 were the Cerro de Santiago vein at La Parrilla and the Ermitaño vein at Santa Elena. It is also becoming evident that there is a significant opportunity around Santa Elena and La Parrilla to expand the size of the known mineral resources. As a result of the recent discoveries, we are allocating additional exploration resources in 2018 in order to improve Life of Mine at both operations.”

2017 Drilling Program
The objectives of the 2017 drill program were to:

1)	upgrade Resources to Reserves at La Parrilla, Del Toro, La Guitarra, San Martin, La Encantada and Santa Elena;

2)	increase or add new Mineral Resources at the six operating mines, with a focus at Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and

3)	Continue the aggressive exploration program at the Plomosas silver project which commenced in 2016.

The Company completed over 156,500 metres of diamond drilling in 2017 consisting of approximately 21,210 metres at Santa Elena, 15,370 metres at La Encantada, 28,840 metres at La Parrilla, 19,550 metres at Del Toro, 26,075 metres at San Martin, 27,880 metres at La Guitarra and 17,610 metres at Plomosas. Major milestones in 2017 were the acquisition of El Gachi property (48,157 hectares) and the option agreement to explore and acquire the Los Hernandez property (5,802 hectares), both adjoining to the north of the Santa Elena property package, as well as the finding and extension of additional resources at the six operating mines and the Plomosas silver project:

•	Santa Elena - Main Vein extension to the west, Tortuga vein extension at depth and Alejandra veins extensions at depth

•	La Encantada - El Conejo vein and La Fe replacement findings

•	La Parrilla - Discovered the Cerro de Santiago vein, North-South vein and Rosarios west extension

•	Del Toro - Santa Teresa south extension and Dolores at depth

•	San Martin - La Veladora and Hedionda veins extension

•	La Guitarra - Coloso extension to the south-east, Nazareno north-west extension and Nazareno de Ancas finding

•	Plomosas - Plomosas vein extension and finding of a new stockwork system

The Company is now preparing to release updated Mineral Reserve and Resource estimates at the end of March 2018. It should be noted that none of the drilling that occurred in 2017 has been included in any of the current Mineral Reserve or Resource estimates released in any of the Company’s National Instrument (NI) 43-101 Technical Reports. Efforts will be made to include as much as possible in the March 2018 update with a cut-off of December 31, 2017. However, due to lengthy time requirements for assay results and block modelling, some of the 2017 drilling results may not be available until the Company’s March 2019 update with a cut-off of December 31, 2018.

Exploration Outlook for 2018
Following the successful exploration results in 2017, the Company is planning to continue with an aggressive exploration budget in 2018 with an estimated 183,000 metres of planned drilling across its six producing mines and the Plomosas Silver Project. A mine-by-mine breakdown of the 2018 exploration program is included in the table below.

Mine	2018E metres	Y/Y change
Santa Elena	38,000	79%
La Encantada	20,000	30%
La Parrilla	28,000	(3)%
Del Toro	28,000	43%
San Martin	24,000	(8)%
La Guitarra	23,000	(18)%
Plomosas	22,000	25%
Total	183,000	17%

The objectives of the 2018 exploration program will be to continue exploration and infill drilling of the Ermitaño vein at Santa Elena; Cerro de Santiago and Rosario north-west veins at La Parrilla; Nazareno, Nazareno de Ancas and Coloso south-east veins at La Guitarra; north extensions of Rosario and Hedionda veins at San Martin; El Conejo and Los Angeles veins at La Encantada; Navidad vein north of Dolores mine at Del Toro and the Plomositas and San Juan veins at Plomosas. Furthermore, the Company is planning to release an updated NI 43-101 on its Santa Elena Silver/Gold mine by mid-2018 followed by an initial resource estimate on the Plomosas silver project by year end 2018.

A full description of the 2018 guidance including production, costs and capital expenditure estimates are expected to be released by mid-January.

Continued Optimization Programs
Throughout 2017, the Company continued investing in new research and development technologies in order to increase and optimize milling efficiencies at its operations. Two primary areas of focus included the implementation of microbubble flotation cells and the application of high intensity fine-grinding technologies. In late November, the Board of Directors, along with senior management, visited the microbubble flotation pilot plant installation at La Parrilla and observed the work being performed. Test work continues to show successful metallurgical improvements in the treatment of sulphide ore within the silver/lead and zinc circuits at La Parrilla. To date, the Company has placed orders for two full-scale microbubble flotation cells and expects delivery and installation to begin in the second half of 2018.

In addition, the operational status of the natural gas generators at the La Encantada mine improved throughout 2017 with the generators currently supplying over 90% of the required power requirements to the operation. As a result of the success at La Encantada, the Company is in discussions with suppliers to install natural gas generators in 2018 at its Santa Elena operation in order to further reduce energy costs.

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "qualified person" as such term is defined under NI 43-101, and has reviewed and approved the technical information disclosed in this news release.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.
These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.
Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.